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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                 PRESS RELEASE ISSUED ON DECEMBER 6th, 2001
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         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
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                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                  Form 40-F   X
         -----                                       -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No   X
   -----                               -----

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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.   Press Release issued on December 6, 2001 (#34/01).

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                              [QUEBECOR WORLD LOGO]


DECEMBER 6, 2001                                                          34/01

FOR IMMEDIATE RELEASE                                               Page 1 of 1

          TIME INC. AWARDS QUEBECOR WORLD MULTI-YEAR CONTRACT EXTENSION
                  AND NEW BUSINESS TOTALING OVER $200 MILLION

NEW YORK, NY - Quebecor World Inc. has been awarded a contract extension by Time Inc. for printing over 20 of its Time Inc., Southern Progress and Oxmoor House titles. Additionally, Quebecor World will begin printing THIS OLD HOUSE in the Spring of 2002.

Quebecor World will produce this work in its Dallas, TX, Merced, CA, Clarksville, TN, and Effingham, IL plants. During the contract period, sales are estimated to exceed $210 million. As part of the contract agreement, Quebecor World plans to add another 48-page press to its Dallas, TX facility.

"Over the years, Time Inc. has enjoyed a very successful relationship with Quebecor World. This contract extension leaves us well-positioned for continued progress in future years," said Barry Meinerth, Senior Vice President, Production for Time Inc.

John Paloian, Group President Magazine & Catalog, Quebecor World North America added, "As a key strategic partner, Time Inc. represents the type of company that Quebecor World has structured itself to support. Their ability to take advantage of the size, diversity and flexibility of our manufacturing and distribution platform leads to significant benefits for both of our organizations."

Print continues to be the medium of choice for advertisers, educators, business, consumer information and entertainment. With facilities on four continents in 17 countries Quebecor World is the global leader in the industry.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. The Company has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Belgium, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.
                                     - 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:


Ann Marie Bushell            Tony Ross                   Jeremy Roberts
Executive Vice President,    Director, Communications    Director, Corporate Finance
Sales & Marketing            Quebecor World Inc.         & Investor Relations
Quebecor World North         (514) 877-5317              Quebecor World Inc.
America                      (800) 567-7070              (514) 877-5118
(212) 583-6528                                           (800) 567-7070


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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           QUEBECOR WORLD INC.



                           By:     /s/ Marie D. Hlavaty
                                   -------------------------------------------
                           Name:   Marie D. Hlavaty
                           Title:  Vice President, General Counsel & Secretary



Date: December 10, 2001